FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2003

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release VIDÉOTRON LTÉE Filed in this Form 6-K Documents index

1.	Consolidated Financial Statements of Vidéotron ltée and its Subsidiaries for the three-month period ended September 30, 2003;

Unaudited Interim Combined Financial Statements of VIDÉOTRON LTÉE, VIDÉOTRON TVN INC., AND LE SUPERCLUB VIDÉOTRON LTÉE

Form 6-K* for the quarter ended September 30, 2003

*	This document has been filed with the U.S. Securities and Exchange Commission (SEC).

November 26, 2003

VIDÉOTRON LTÉE

Interim Combined Financial Statements of
(Unaudited)

VIDÉOTRON LTÉE,
VIDÉOTRON TVN INC., AND
LE SUPERCLUB VIDÉOTRON LTÉE

Three-month and nine-month periods ended September 30, 2002 and 2003

VIDÉOTRON LTÉE Interim Combined Financial Statements (Unaudited) Three-month and nine-month periods ended September 30, 2002 and 2003

Financial Statements

Highlights	2

Message to Debtholders	3-8

Interim Combined Statements of Operations	9

Interim Combined Statements of Shareholder’s Equity	10

Interim Combined Balance Sheets	11

Interim Combined Statements of Cash Flows	12

Notes to Interim Combined Financial Statements	13

- 1 -

VIDÉOTRON LTÉE

Highlights

FINANCIAL DATA

	Nine-month period ended

	September 30 2003	September 30 2002
	(in thousands of Canadian dollars)

INCOME STATEMENT

Operating revenue	$583,139	$562,995

Operating income before depreciation and amortization	$228,169	$189,668

Net income	$62,810	$22,660

CASH FLOWS

Cash flows from operating activities	$82,650	$110,636

Capital expenditures	$70,768	$89,763

SUBSCRIBERS

	As at September 30 2003	As at September 30 2002

Home passed	2,344,000	2,316,090

Residential and Commercial Services
Basic services	1,422,965	1,455,531
Extended basic tier services	1,157,118	1,183,538
Digital television services - customers	213,203	155,542

Digital television services - set-top boxes	228,454	165,520

Internet Access Services
Dial up	30,482	48,113
Cable Modem	378,525	281,270

- 2 -

MESSAGE TO DEBTHOLDERS

Third Quarter ended September 30, 2003

Revenues

Combined operating revenues for the third quarter ended September 30, 2003 were $197.5 million, as compared to $183.9 million for the same period in 2002, an increase of $13.6 million or 7.4%. ARPU increased to $43.93 for the third quarter ended September 30, 2003 from $39.84 in the same period in 2002, representing a 10.3% increase.

Cable television revenues for the third quarter ended September 30, 2003 decreased $2.0 million, or 1.4%, as compared to the same period in 2002. This decrease was primarily a result of the decline in the number of our basic cable customers, which was partially offset by price increases we implemented in February 2003. Our ability to retain existing customers and acquire new customers improved considerably since the end of the labor conflict in April 2003, and we experienced a 0.7% growth or 10,855 of our basic cable customers from 1,412,110 at June 2003 to 1,422,965 at September 30, 2003 compared to a decrease of 0.6% or 8,290 customers for the third quarter of 2002. We increased the number of our digital customers by 19,015 or 9.8%, from June to September 2003 compared to 18,799 or 13.7% for the same period in 2002.

Internet revenues for the third quarter ended September 30, 2003 increased $14.2 million, or 43.3%, as compared to the same period in 2002. This growth was due to an increase of 26,569 or 7.5% high-speed Internet customers in the third quarter 2003 compared to an increase of 16,445 or 6.2% in the same period last year along with price increases that we gradually implemented beginning in the second half of 2002.

Revenues from video stores for the third quarter 2003 increased $1.0 million or 11.4%, as compared to the same period in 2002. This growth was due to higher revenues generated by our franchised video stores and by a higher volume of rentals of video cassettes, DVDs and video games.

Direct Costs and Operating Expenses

Direct costs declined $2.6 million or 5.0% to $49.7 million for the third quarter ended September 30, 2003 from $52.3 million for the same period in 2002. Direct costs for cable television services for the third quarter of 2003, a substantial portion of which consist of programming costs, were lower than for the same period in 2002. Direct costs for Internet access for the third quarter 2003 were also lower than for the same period in 2002 due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher costs resulting from an increased number of Internet access customers.

Operating expenses declined $1.0 million, or 1.4%, to $69.4 million for the third quarter 2003 from $70.4 million for the same period in 2002. Ongoing efforts to reduce costs served to reduce operating expenses in the third quarter ended September 30, 2003 but were partially offset by indirect costs of $1.2 million for the third quarter 2003, which would previously have been capitalized. Non-recurring items in the third quarter ended September 30, 2002 also contributed to the decline in operating expenses for the same period in 2003. We incurred approximately $6.4 million of non-recurring costs in the third quarter 2002 primarily to repair damaged property and provide for increased personnel and network security, which were the result of acts of vandalism committed against our network during a labor dispute. A non-recurring gain of $3.8 million in the third quarter ended September 30, 2002 from the recovery of network taxes partially offset these charges.

EBITDA

EBITDA for the third quarter ended September 30, 2003 was $78.3 million, as compared to $61.2 million for the same period in 2002, representing an increase of $17.1 million, or 27.9%. This growth in EBITDA was a result of the increase in revenues, combined with cost reductions and the absence of non-recurring costs. EBITDA margin increased to 39.6% for the third quarter 2003 from 33.3% for the same period in 2002.

Depreciation and Amortization

Depreciation and amortization expenses for the third quarter 2003 were $35.5 million, an increase of $1.7 million or 5.0% from $33.8 million for the same period in 2002. This growth was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial Expenses, Other Items and Income Taxes

Financial expenses for the third quarter 2003 were $16.2 million, as compared to $25.2 million for the same period in 2002, a decline of $9.0 million, or 35.7%. This decline in financial expenses was mainly due to a lower foreign exchange loss on US dollar-denominated long-term debt, which amounted to $0.2 million for the third quarter 2003, as compared to $5.6 million for the same period in 2002 and to reduced interest expense due to debt repayment made in 2002 and earlier this year.

The provision for income taxes was $8.5 million for the third quarter 2003, as compared to $0.8 million for the same period in 2002. The effective tax rate decreased to 32.0% for the third quarter 2003 from 35.3% for the same period in 2002 due to a reduction in the applicable federal tax rate and foreign exchange loss partially deductible and others.

Net Income

The Company reported a net income of $18.1 million for the third quarter 2003 compared to $1.4 million in 2002, an increase of $16.7 million.

Liquidity and Capital Resources

Funds from Operations

Cash provided by operating activities during the third quarter 2003 was $35.7 million, as compared to $32.2 million for the same period in 2002, an increase of $3.5 million or 10.9%. Cash flows from operations before changes in non-cash operating items, amounted to $64.1 million for the third quarter 2003, as compared to $41.5 million for the same period in 2002. Changes in non-cash operating items were $28.5 million during the third quarter 2003, as compared to $9.3 million in the same period in 2002, an increase of $19.2 million. The variation in non-cash operating items is mainly due to the payment of accrued restructuring charges and to the timing of the payments made to suppliers and affiliated companies.

Investing Activities

The total cash flows used by investing activities for the third quarter 2003 were $21.6 million as compared to $29.7 million for the same period last year, a reduction of $8.1 million, or 27.3%.

During the third quarter 2003, we invested $20.0 million in capital expenditures compared to $24.0 million for the same period in 2002. We also invested $1.0 million to support the growth of our Internet access service. The remainder of our capital spending is attributable to installation costs for new customers, network expansion and capital maintenance.

Deferred charges, which include equipment subsidies on digital television and high speed internet and development cost of new products, were $2.1 million for the third quarter 2003, as compared to $6.2 million for the same period in 2002. The reduction in deferred charges is mainly due to lower acquisition cost of our set-top boxes and modems as compared to previous years and to the mix of equipment sold to customers.

Financing Activities

During the third quarter 2003, cash flows used for financing activities were $9.4 million as compared to $1.5 million for the same period last year. During the third quarter, the mandatory principal repayments on our credit facilities were $19.4 million during the third quarter 2003, as compared to $1.5 million for the same period in 2002. During the same period, we borrowed $20.0 million under, and repaid $10.0 million on, our revolving credit facility.

As at September 30, 2003, the Company’s cash position showed an indebtedness of $6.1 million as compared to excess cash of $61.0 million at the end of the same period last year.

Nine months ended September 30, 2003

Revenues

Combined operating revenues for the nine months ended September 30, 2003 were $583.1 million, as compared to $563.0 million for the nine months ended September 30, 2002, an increase of $20.1 million or 3.6%. ARPU increased to $43.01 in the nine months ended September 30, 2003 from $39.98 in the same period in 2002, representing a 7.6% increase.

Cable television revenues for the nine months ended September 30, 2003 decreased $18.4 million, or 4.2%, as compared to the same period in 2002. This decrease was primarily a result of the decline in the number of our basic cable customers, which was partially offset by price increases we implemented in February 2003. Our ability to retain existing customers and acquire new customers was negatively affected by the labor dispute from May 2002 to April 2003, and we experienced a 2.2% decrease in the number of our basic cable customers from 1,455,531 at September 30, 2002 to 1,422,965 at September 30, 2003. Despite this disruption, we increased the number of our digital customers by 57,661 or 37.1%, from September 30, 2002 to September 30, 2003. Digital penetration of our customer base increased from 10.7% at September 30, 2002 to 15.0% at September 30, 2003.

Internet revenues for the nine months ended September 30, 2003 increased $36.8 million, or 38.2%, as compared to the same period in 2002. This growth was due to an increase of 97,255 high-speed Internet customers and price increases that we gradually implemented beginning in the second half of 2002. High-speed Internet penetration of our total homes passed increased from 12.1% at September 30, 2002 to 16.1% at September 30, 2003.

Revenues from video stores for the nine months ended September 30, 2003 increased $2.4 million, or 9.1%, as compared to the same period in 2002. This growth was due to higher revenues generated by our franchised video stores and by a higher volume of rentals of video cassettes, DVDs and video games.

Direct Costs and Operating Expenses

Direct costs declined $11.6 million, or 7.3%, to $147.2 million for the nine months ended September 30, 2003 from $158.8 million for the same period in 2002. As a percentage of total revenues, direct costs declined to 25.2% for the nine months ended September 30, 2003 from 28.2% for the same period in 2002. Direct costs for cable television services for the nine months ended September 30, 2003, a substantial portion of which consist of programming costs, were lower than for the same period in 2002. During the nine months ended September 30, 2003, our programming costs were lower due to a decline in the number of basic cable customers, which was partially offset by modest increases in programming costs per customer. Direct costs for Internet access for the nine months ended September 30, 2003 were also lower than for the same period in 2002 due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher costs resulting from an increased number of Internet access customers. Access fees payable to Câblage QMI inc., or Câblage QMI, a subsidiary of Québecor Media, in the nine months ended September 30, 2003 were $0.8 million lower than in the same period in 2002 due to the establishment on September 3, 2002 by the CRTC of a maximum access fee per customer that Câblage could charge, which was less than the access fee per customer previously charged.

Operating expenses declined $6.7 million, or 3.1%, to $207.8 million for the nine months ended September 30, 2003 from $214.5 million for the same period in 2002. As a percentage of total revenues, operating expenses declined to 35.6% for the first nine months ended September 30, 2003 from 38.1% for the same period in 2002. Ongoing efforts to reduce costs served to reduce operating expenses in the nine months ended September 30, 2003 but were partially offset by indirect costs of $6.6 million for the nine months ended September 30, 2003, which would previously have been capitalized. Non-recurring items in the nine months ended September 30, 2002 also contributed to the decline in operating expenses for the same period in 2003. We incurred approximately $16.0 million of non-recurring costs in the nine months ended September 30, 2002 primarily to repair damaged property and provide for increased personnel and network security, which were the result of acts of vandalism committed against our network during a labor dispute. A non-recurring gain of $8.3 million in the nine months ended September 30, 2002 from the recovery of network taxes partially offset these charges.

EBITDA

EBITDA for the nine months ended September 30, 2003 was $228.2 million, as compared to $189.7 million for the same period in 2002, representing an increase of $38.5 million, or 20.3%. This growth in EBITDA was a result of the increase in revenues, combined with cost reductions and the absence of non-recurring costs. EBITDA margin increased to 39.1% for the nine months ended September 30. 2003 from 33.7% for the same period in 2002.

Depreciation and Amortization

Depreciation and amortization expenses for the nine months ended September 30, 2003 were $105.0 million an increase of $4.4 million, or 4.4%, as compared to $100.6 million in the same period in 2002. This growth was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial Expenses, Other Items and Income Taxes

Financial expenses for the nine months ended September 30, 2003 were $34.2 million, as compared to $54.6 million for the same period in 2002, a decline of $20.4 million, or 37.4%. This decline in financial expenses was mainly due to higher foreign exchange gains on US dollar-denominated long-term debt, which amounted to $17.8 million for the nine months ended September 30, 2003, as compared to $1.4 million for the same period in 2002.

Other items for the nine months ended September 30, 2003 consisted of a $2.5 million reversal of the restructuring provision that had been taken in the fourth quarter of 2002. This reversal was due to lower severance costs than had been previously anticipated.

The provision for income taxes was $28.7 million for the nine months ended September 30, 2003, as compared to $11.6 million for the same period in 2002. The effective tax rate decreased to 31.3% for the nine months ended September 30, 2003 from 33.8% for the same period in 2002 due to a reduction in the applicable federal tax rate and foreign exchange gains partially taxable.

Net Income

The Company reported a net income of $62.8 million in 2003 compared to $22.7 million in 2002, an increase of $40.1 million, or 176.7%.

Liquidity and Capital Resources

Funds from Operations

Cash provided by operating activities during the nine months ended September 30, 2003 was $82.7 million, as compared to $110.6 million for the nine months ended September 30, 2002, a decline of $27.9 million. Cash flows from operations before changes in non-cash operating items, amounted to $181.5 million for the nine months ended September 30, 2003, as compared to $135.5 million for the same period in 2002. Changes in non-cash operating items were $98.9 million during the nine months ended September 30, 2003, as compared to $24.8 million in the same period in 2002, an increase of $74.1 million. The variation in non-cash operating items is mainly due to the payment of accrued restructuring charges and to the timing of the payments made to programming providers, suppliers and to affiliated companies.

Investing Activities

The total cash flows used by investing activities for the third quarter 2003 were $70.8 million as compared to $89.8 million for the same period last year, a reduction of $19.0 million, or 21.2%. During the nine months ended September 30, 2003, we invested $59.8 million in capital expenditures. We spent $6.5 million to implement our new video-on-demand service. We also invested $2.9 million to support the growth of our Internet access service. The remainder of our capital spending is attributable to installation costs for new customers, network expansion and capital maintenance. This compares with capital expenditures of $78.1 million during the nine months ended September 30, 2002, representing a period-over-period decline of $18.3 million, or 23.4%, which is attributable to the purchase of set-top boxes during the nine months ended September 30, 2002. In the nine months ended September 30, 2003, we sold rather than leased a majority of our set-top boxes resulting in lower capital expenditures.

Deferred charges, which include equipment subsidies on digital television and high speed internet and development cost of new products, were $10.7 million for the nine months ended September 30, 2003, as compared to $11.9 million for the same period in 2002. The reduction in deferred charges is mainly due to lower acquisition cost of our set-top boxes and modems as compared to previous years.

Financing Activities

During the nine months period ended September 30, 2003, cash flows used for financing activities were $31.9 million as compared to $29.3 million for the same period last year. During the nine months ended September 30, 2003, we borrowed $150.0 million in the form of a subordinated loan from our parent company, Québecor Media, and used the proceeds of this loan to repay an equivalent amount under our credit facilities. The mandatory principal repayments on our credit facilities were $58.3 million during the nine months ended September 30, 2003, as compared to $29.3 million for the same period in 2002. During the same period, we borrowed $85.0 million under, and repaid $45.0 million on, our revolving credit facility. In February 2002 the creation of Câblage QMI generated an in-flow and out-flow of $86.8 million. The mandatory principal repayments on our existing long-term debt for the remainder of 2003 will be $12.5 million.

As at September 30, 2003, the Company’s cash position showed an indebtedness of $6.1 million as compared to excess cash of $61.0 million at the end of the same period last year.

Raymond Morissette
Vice-President, Control
Vidéotron Ltée and its subsidiaries
November 26, 2003

VIDÉOTRON LTÉE Interim Combined Statements of Operations (Unaudited) Three-month and nine-month periods ended September 30, 2002 and 2003 (in thousands of Canadian dollars)

	Three-month period ended September 30,		Nine-month period ended September 30,

	2002	2003	2002	2003

Operating revenues:
Cable television	$141,396	$139,356	$436,757	$418,383
Internet	32,759	46,968	96,276	133,033
Video stores	8,756	9,792	25,916	28,267
Other	1,010	1,345	4,046	3,456

	183,921	197,461	562,995	583,139
Operating expenses:
Direct costs	52,332	49,669	158,845	147,217
Operating, general and
administrative expenses	70,420	69,444	214,482	207,753

	122,752	119,113	373,327	354,970

Operating income before
the undernoted	61,169	78,348	189,668	228,169

Depreciation and amortization	33,775	35,498	100,643	104,954

Financial expenses (note 3)	25,200	16,206	54,578	34,185

Other items (note 2)	—	—	—	(2,500)

Income before income taxes and
non-controlling interest	2,194	26,644	34,447	91,530

Income taxes (note 4):
Current	1,509	1,398	4,229	4,112
Future	(734)	7,148	7,413	24,562

	775	8,546	11,642	28,674

	1,419	18,098	22,805	62,856

Non-controlling interest in
a subsidiary	(4)	27	145	46

Net income	$1,423	$18,071	$22,660	$62,810

See accompanying notes to unaudited interim combined financial statements. - 9 -

VIDÉOTRON LTÉE Interim Combined Statements of Shareholder’s Equity (Unaudited) Three-month and nine-month periods ended September 30, 2002 and 2003 (in thousands of Canadian dollars)

	Common capital stock	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2001	$3	$84,357	$(394,532)	$(310,172)

Excess of the fair value received over the carrying
value of the assets sold to a company under
common control	—	5,147	—	5,147

Excess of the preferred share retractable value
over the stated capital	—	—	(27,999)	(27,999)

Net income	—	—	21,237	21,237

Balance as at June 30, 2002	3	89,504	(401,294)	(311,787)

Net income	—	—	1,423	1,423

Balance as at September 30, 2002	3	89,504	(399,871)	(310,364)

Issuance of 1 Class A share of SuperClub
Vidéotron Ltée	1,600	—	—	1,600

Net loss	—	—	(5,863)	(5,863)

Balance as at December 31, 2002	1,603	89,504	(405,734)	(314,627)

Conversion of 2 Class E preferred shares of
Vidéotron Ltée into 820,000 common shares
(note 11)	31,310	—	—	31,310

Conversion of 1 Class E1 preferred share of
Vidéotron TVN Inc. into 582,564 Class A
shares (note 11)	31,556	—	—	31,556

Excess of the preferred shares retractable
value over the stated capital converted
into Class A shares	—	301,170	—	301,170

Net income	—	—	44,739	44,739

Balance as at June 30, 2003	64,469	390,674	(360,995)	94,148

Net income	—	—	18,071	18,071

Balance as at September 30, 2003	$64,469	$390,674	$(342,924)	$112,219

See accompanying notes to unaudited interim combined financial statements. - 10 -

VIDÉOTRON LTÉE Interim Combined Balance Sheets As at December 31, 2002 and September 30, 2003 (in thousands of Canadian dollars)

	December 31, 2002	September 30, 2003

	(Audited)	(Unaudited)
Assets
Fixed assets (note 5)	$957,533	$910,210
Goodwill (note 6)	432,315	433,215
Deferred charges (note 7)	63,799	58,882
Investments	12,766	12,766
Future income taxes	26,758	4,167
Cash and cash equivalents	15,881	816
Accounts receivable	71,380	71,641
Amounts receivable from affiliated companies	98,649	22,680
Inventories (note 8)	19,130	22,909
Prepaid expenses	4,024	5,949
Income taxes receivable	621	116

	$1,702,856	$1,543,351

Liabilities
Long-term debt (note 9)	$1,119,625	$1,034,108
Retractable preferred shares (note 11)	369,667	5,631
Retractable preferred shares issued by a subsidiary company	87,346	—
Issued and outstanding cheques	1,945	6,868
Accounts payable and accrued liabilities (note 10)	197,286	145,890
Income taxes payable	909	2,476
Amounts payable to affiliated companies	26,827	10,051
Deferred revenue	79,931	90,206
Future income taxes	133,305	135,279
Non-controlling interest in subsidiaries	642	623

	2,017,483	1,431,132

Shareholder’s Equity
Common shares (note 11)	1,603	64,469
Contributed surplus	89,504	390,674
Deficit	(405,734)	(342,924)

	(314,627)	112,219

	$1,702,856	$1,543,351

Contingencies (note 13) Subsequent event (note 14) See accompanying notes to unaudited interim combined financial statements. On behalf of the Board: —————————— —————————— - 11 -

VIDÉOTRON LTÉE Interim Combined Statements of Cash Flows (Unaudited) Three-month and nine-month periods ended September 30, 2002 and 2003 (in thousands of Canadian dollars)

	Three-month period ended September 30,		Nine-month period ended September 30,

	2002	2003	2002	2003

Cash flows from operating activities:
Net income	$1,423	$18,071	$22,660	$62,810
Adjustments for the following items:
Depreciation and amortization	35,553	38,508	106,893	113,298
Future income taxes	(734)	7,148	7,413	24,562
Non-controlling interest in a subsidiary	(4)	27	145	46
Loss on disposal of fixed assets	123	452	264	452
(Gain) loss on foreign currency denominated debt	5,558	195	(1,416)	(17,838)
Other items	(402)	(274)	(503)	(1,797)

Cash flows from operations	41,517	64,127	135,456	181,533

Net change in non-cash operating items:
Accounts receivable	4,061	6,563	9,043	194
Current income taxes	672	1,565	(314)	2,073
Net amounts receivable and payable
from/to affiliated companies	(15,978)	(22,255)	(7,322)	(26,167)
Promissory notes payable to a company
under common control	—	—	(22,543)	—
Inventories	(2,128)	5,185	(2,327)	(3,779)
Prepaid expenses	(1,705)	2,221	(3,100)	(1,729)
Accounts payable and accrued liabilities	6,781	(21,605)	7,394	(79,749)
Deferred revenue	(1,048)	(134)	(5,651)	10,274

	(9,345)	(28,460)	(24,820)	(98,883)

Cash flows from operating activities	32,172	35,667	110,636	82,650

Cash flows from investing activities:
Acquisition of fixed assets	(23,991)	(20,044)	(78,146)	(59,803)
Net change in deferred charges	(6,238)	(2,085)	(11,848)	(10,711)
Proceeds on disposal of fixed assets and investments	534	506	1,031	646
Acquisition of non-controlling interest	—	—	(800)	—
Acquisition of internet subscribers	—	—	—	(900)

Cash flows used in investing activities	(29,695)	(21,623)	(89,763)	(70,768)

Cash flows from financing activities:
Repayment of long-term debt	(1,547)	(29,351)	(29,272)	(253,267)
Increase in long-term debt	—	20,000	—	85,000
Recouponing fees on currency swap	—	—	—	(13,539)
Increase in long-term intercompany loan
from parent company	—	—	—	150,000
Issuance of preferred shares of
subsidiary companies	—	—	86,820	—
Advances made to a company under common control	—	—	(86,820)	—
Other	—	(64)	(32)	(64)

Cash flows used in financing activities	(1,547)	(9,415)	(29,304)	(31,870)

Net change in cash and cash equivalents	930	4,629	(8,431)	(19,988)

Cash and cash equivalents at beginning of period	60,051	(10,681)	69,412	13,936

Cash and cash equivalents at end of period	$60,981	$(6,052)	$60,981	$(6,052)

Cash and cash equivalents are comprised of:
Cash and short-term investments	$78,270	$816	$78,270	$816
Issued and outstanding cheques	(17,289)	(6,868)	(17,289)	(6,868)

	$60,981	$(6,052)	$60,981	$(6,052)

See accompanying notes to unaudited interim combined financial statements. - 12 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements (Unaudited) As at September 30, 2003

1.	Basis of presentation and accounting changes:

The Company is a distributor of pay-television services in the Province of Québec by delivering cable television and Internet access services. It also operates the largest chain of video stores in Québec.

The accompanying unaudited combined financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual combined financial statements. These unaudited interim combined financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2002 audited combined financial statements and the notes below.

New accounting policies since previous year-end

(a)	Disclosures of guarantees:

In February 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 14 (“AcG-14”), Disclosure of Guarantees, which requires that certain disclosures be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party of the contract or agreement, based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party.

In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $6.8 million.

- 13 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

1.	Basis of presentation and accounting changes (continued):

New accounting policies since previous year-end (continued)

(a)	Disclosures of guarantees (continued):

Guarantees under lease agreements

A subsidiary of the Company has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2008. If the franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $2.7 million. As at September 30, 2003, the subsidiary has not recorded a liability associated with these guarantees, since it is its present estimation that no franchisee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

(b)	Termination benefits and costs associated with exit and disposal activities:

In March 2003, the Emerging Issues Committee released Abstracts EIC-134, Accounting for Severance and Termination Benefits (“EIC-134”), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) (“EIC-135”). EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook Section 3461, Employee Future Benefits. EIC-135 provides interpretive guidance for the timing of the recognition of a liability for costs associated with an exit or disposal activity. The new guidance requires that the liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in CICA Handbook Section 1000, Financial Statement Concepts.

These new EICs also establish fair value as the objective for initial measurement of liabilities related to exit or to disposal activities. Together, these two EICs are intended to harmonize Canadian generally accepted accounting principles with US SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company adopted the new recommendations effective April 1, 2003. The adoption of these standards did not have a material impact on the Company’s combined financial statements for the nine-month period ended September 30, 2003.

(c)	Long-Lived Assets and Discontinued Operations:

In December 2002, the CICA issued Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. Together, these two sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment, as well as Section 3475, Discontinued Operations, of the CICA Handbook.

- 14 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

1.	Basis of presentation and accounting changes (continued):

New accounting policies since previous year-end (continued)

(c)	Long-Lived Assets and Discontinued Operations (continued):

Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal; an impairment should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the Company, and changes the timing of loss recognition on such operations.

The new standards in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003; however, early application is permitted.

2.	Restructuring accrual:

(in thousands of Canadian dollars)

Balance as at December 31, 2002	$25,000
Utilized in the six-month period ended June 30, 2003: Cash	(14,614)
Reversal: Non-cash	(2,500)

Balance as at June 30, 2003	7,886
Utilized in the three-month period ended September 30, 2003: Cash	(7,608)

Balance as at September 30, 2003	$278

In 2002, the Company conducted cost reduction programs which included labour reductions and consequently employees and other related commitments.

- 15 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

3.	Financial expenses:

	Three-month period ended September 30,		Nine-month period ended September 30,

	2002	2003	2002	2003

		(in thousands of Canadian dollars)
Third parties:
Interest on long-term debt	$19,565	$13,664	$55,950	$48,064
Write-off and amortization
of deferred financing costs	711	712	2,171	3,809
Amortization of debt premium	(291)	(291)	(681)	(874)
(Gain) loss on foreign denominated debt	5,558	195	(1,416)	(17,838)
Gain on foreign denominated
short-term monetary items	(378)	(111)	(1,352)	(3,190)
Bank fees	362	307	1,135	982
Other interest and penalty charges	300	29	319	91

	25,827	14,505	56,126	31,044

Interest capitalized to fixed assets	—	—	(26)	—
Interest income	(481)	(14)	(1,367)	(93)

	25,346	14,491	54,733	30,951

Parent company:
Interest expense	—	1,712	—	3,462

Companies under common control:
Interest (income) expense	(2,212)	3	(5,434)	(3,621)
Undeclared cumulative dividend
on preferred share of a subsidiary	2,066	—	5,279	3,393

	(146)	3	(155)	(228)

	$25,200	$16,206	$54,578	$34,185

- 16 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

4.	Income taxes:

The following schedule reconciles income taxes computed on the income before income taxes and non-controlling interest in a subsidiary according to the combined basic income tax rate and the effective income tax rate:

	Three-month period ended September 30,		Nine-month period ended September 30,

	2002	2003	2002	2003

		(in thousands of Canadian dollars)
Income taxes based on the combined
federal and provincial (Québec)
basic income tax rate of 33.08%
(2002 - 35.16%)	$772	$8,814	$12,112	$30,278
Federal large corporations taxes	796	699	2,070	1,874
Unrecognized foreign exchange loss (gain)
on US denominated debt taxable at
a lower rate	1,238	27	(222)	(2,422)
Unrecognized tax benefit of capital gain	—	—	(276)	(644)
Non-deductible dividend payable to
a company under common control	726	—	1,856	1,122
Other	(2,757)	(994)	(3,898)	(1,534)

	$775	$8,546	$11,642	$28,674

5.	Fixed assets:

		December 31, 2002

	Cost	Accumulated depreciation	Net book value

		(in thousands of Canadian dollars)

Receiving and distribution networks	$1,384,344	$597,919	$786,425
Furniture and equipment	183,471	129,952	53,519
Terminals and operating system	197,433	103,018	94,415
Buildings	21,645	7,564	14,081
Video rental inventory	10,503	6,465	4,038
Coding and transmission material	8,303	5,098	3,205
Land	1,850	—	1,850

	$1,807,549	$850,016	$957,533

- 17 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

5.	Fixed assets (continued):

		September 30 , 2003

	Cost	Accumulated depreciation	Net book value

		(in thousands of Canadian dollars)

Receiving and distribution networks	$1,424,842	$661,461	$763,381
Furniture and equipment	203,715	146,145	57,570
Terminals and operating system	181,691	113,055	68,636
Buildings	21,648	8,092	13,556
Video rental inventory	9,733	7,417	2,316
Coding and transmission material	8,544	5,616	2,928
Land	1,823	—	1,823

	$1,851,996	$941,786	$910,210

6.	Goodwill:

	December 31, 2002	September 30, 2003

	(in thousands of Canadian dollars)

Goodwill	$432,315	$433,215

During the nine-month period ended September 30, 2003, a subsidiary of the Company acquired for a cash consideration of $0.9 million, at the carrying value of the investment held by the parent company, a small group of Internet (dial-up) customers from its parent company. Assets acquired, amounting to $0.9 million, have been recorded as goodwill.

- 18 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

7.	Deferred charges:

	December 31, 2002	September 30, 2003

	(in thousands of Canadian dollars)

Long-term financing fees	$13,179	$9,525
Employee future benefit costs	4,562	4,562
Forward exchange contracts	8,948	—
Subsidies on equipment	35,241	43,647
Development and pre-operating costs	1,367	742
Leasehold inducement	502	406

	$63,799	$58,882

8.	Inventories:

	December 31, 2002	September 30, 2003

	(in thousands of Canadian dollars)

Subscribers’ equipment	$9,263	$13,041
Video store materials	2,571	2,329
Other supplies and spare parts	7,296	7,539

	$19,130	$22,909

- 19 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

9.	Long-term debt:

	December 31, 2002	September 30, 2003

	(in thousands of Canadian dollars)

Bank facility (a)	$995,846	$779,065
Senior Secured First Priority Notes (b)	123,755	105,043
Subordinated loan - Québecor Media (c)	—	150,000
Other	24	—

	$1,119,625	$1,034,108

(a)	Bank facility:

Bank credit facility, bearing interest at Bankers’ Acceptance rates, or other agreed upon interest rates, plus, in each case, a premium based on certain financial ratios, is secured by liens on the universality of all tangible and intangible assets, current and future, of the Company, subject to certain limitations for CF Cable TV Inc. and its subsidiaries. The credit facility is composed of the following credits:

(i)	Revolving Facility of a maximum amount of $150.0 million, maturing on November 28, 2005;

(ii)	Term - A-1 loan, for a maximum amount of $700.2 million, decreasing quarterly starting March 1, 2003, until maturity on December 1, 2008;

(iii)	Term - B loan, for a maximum amount of US$262.3 million, decreasing quarterly starting March 1, 2003, maturing on December 1, 2009. The Company has hedged the foreign currency risk associated with the facility by using a cross-currency swap agreement under which the Company has set the exchange rate of all payments in Canadian dollars.

As at September 30, 2003, the outstanding balances include Bankers’ Acceptance based advances of $467.4 million, and LIBOR based advances of US$200.7 million (December 31, 2002 - $629.4 million, Prime Rate based advances of $1.4 million and US$231.4 million, respectively). As at September 30, 2003, the effective interest rates range from 3.7% to 5.2% (December 31, 2002 - 4.28% to 5.0%).

The credit facility obligates the Company to make mandatory repayments based on an excess cash flow formula whereby 50% of this excess, calculated on a quarterly basis, is to be repaid. In 2003 and thereafter, excess cash flows remittance are based on the leverage ratio of the Company.

- 20 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

9.	Long-term debt (continued):

(a)	Bank facility (continued):

The credit facility contains usual covenants such as maintaining certain financial ratios and certain restrictions as to the payment of dividends. The unused amount under the Revolving Facility at September 30, 2003 is $120 million.

On March 24, 2003, the Company repaid on a voluntary basis $107.4 million of Term - A-1 loan principal and US$28.7 million equivalent to $42.6 million (Canadian dollars) of Term - B loan for a total reimbursement of $150 million using funds from the subordinated loan granted to the Company by Québecor Media Inc.

(b)	Senior Secured First Priority Notes:

Senior Secured First Priority Notes issued by CF Cable TV Inc. having a par value of US$75.6 million (December 31, 2002 - US$75.6 million) bearing interest at the rate of 9.125%, maturing in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realization on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement. In May 2002, the Company repurchased US$2.2 million of these Notes.

(c)	Subordinated loan - Québecor Media Inc.:

On March 24, 2003, the Company contracted a subordinated loan of $150 million from its parent company. The $150 million subordinated loan, maturing in March 2015, bears interest at the rate of 90-day bankers’ acceptance rates plus 1.5%, payable in arrears on the last day of each quarter starting June 30, 2003. The obligations of the Company are subordinated in right of payment to the prior payment in full of all existing and future indebtedness of the Company under or in connection with the Credit Agreement. The holders of all other senior indebtedness of the Company will be entitled to receive payment in full of all amounts due on or in respect of all other existing and future senior indebtedness of the Company before the Lender is entitled to receive or retain payment of principal.

- 21 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

9.	Long-term debt (continued):

(c)	Subordinated loan - Québecor Media Inc. (continued):

In June 2003, the Company notified the Lender according to the subordinated loan agreement that it will stop the payment of all interests on the loan until April 2004. The amount of interests owed to Québecor Media Inc. as at September 30, 2003 totalled $3.7 million.

Minimum principal repayments on long-term debt, taking into account the refinancing described in note 14, are as follows:

(in thousands of Canadian dollars)

2004	$50,000
2005	50,000
2006	50,000
2007	155,100
2008 and thereafter	770,600

10.	Accounts payable and accrued liabilities:

	December 31, 2002	September 30, 2003

	(in thousands of Canadian dollars)

Trade accounts payable	$49,919	$42,457
Subscribers’ equipment suppliers	6,037	3,368
Royalties and service providers dues	75,112	47,304
Restructuring accrual	25,000	278
Employees’ salaries and dues	17,855	15,798
Pension plan accrued liability	3,900	3,900
Provincial and federal sales tax	9,769	4,601
Forward exchange contracts	—	25,044
Interest due	9,694	3,140

	$197,286	$145,890

- 22 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

11.	Share capital:

	December 31, 2002		September 30, 2003

	Common shares	Retractable preferred shares	Common shares	Retractable preferred shares

	(in thousands of Canadian dollars)
Issued and paid:
Vidéotron Ltée:
10,820,000 common shares
(10,000,000 in 2002)	$1	$—	$31,311	$—
No Preferred shares, Series E
(2 in 2002 - book value of $31,310)	—	332,480	—	—

Vidéotron TVN Inc.:
582,565 Class A shares
(1 in 2002)	1	—	31,557	—
No Preferred shares, Class E1
(1 in 2002 - book value of $31,556)	—	31,556	—	—

Le SuperClub Vidéotron Ltée:
2 Class A shares	1,601	—	1,601	—
5,631 Class B shares - book
value of $5,631	—	5,631	—	5,631

	$1,603	$369,667	$64,469	$5,631

On March 28, 2003, the parent company of Vidéotron Ltée converted one of its Series E Preferred Shares into 750,000 common shares at a stated capital of $26.8 million. Furthermore, on May 14, 2003, the parent company converted its last Series E Preferred Share into 70,000 common shares at a stated capital of $4.5 million.

On June 26, 2003, the parent company of Vidéotron TVN Inc. converted its Class E1 Preferred Share into 582,564 Class A shares at a stated capital of $31.6 million.

- 23 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim combined financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of material differences between Canadian GAAP and US GAAP on the Company’s combined financial statements, including disclosures that are required under US GAAP.

Combined Statements of Operations

	Three-month period ended September 30,		Nine-month period ended September 30,

	2002	2003	2002	2003

	(in thousands of Canadian dollars)

Net income for the period based on
Canadian GAAP	$1,423	$18,071	$22,660	$62,810

Adjustments:
Push-down basis of accounting (i)	(1,806)	(1,431)	(5,420)	(7,066)
Goodwill impairment (ii)	—	—	(1,936,000)	—
Capitalization of hook-up cost,
net of amortization (iii)	(2,010)	(419)	(3,817)	(2,157)
Development and pre-operating
costs (iv)	(122)	119	(426)	173
Subsidies on subscribers’
equipment (v)	(3,404)	(4,182)	(14,338)	(8,458)
Accounting for derivative
instruments and hedging
activities (vi)	1,426	506	4,559	8,986
Income taxes (vii)	1,651	1,516	5,716	3,373

Net income (loss) and comprehensive
income (loss) for the period based
on US GAAP	$(2,842)	$14,180	$(1,927,066)	$57,661

Accumulated other comprehensive
loss at beginning of period	$(314)	$(314)	$(314)	$(314)
Changes in the period	—	—	—	—

Accumulated other comprehensive
loss at end of period	$(314)	$(314)	$(314)	$(314)

- 24 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Shareholder’s Equity As at

	December 31, 2002	September 30, 2003

	(in thousands of Canadian dollars)

Shareholder’s equity based on Canadian GAAP	$(314,627)	$112,219

Cumulative adjustments:
Push-down basis of accounting (i)	4,332,002	4,324,936
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Capitalization of hook-up costs, net of amortization (iii)	(14,515)	(16,672)
Development and pre-operating costs (iv)	(2,931)	(2,758)
Subsidies on subscribers’ equipment (v)	(33,012)	(41,470)
Accounting for derivative instruments and
hedging activities (vi)	(14,116)	(5,130)
Income taxes (vii)	15,722	19,095
Pension and postretirement benefits (ix)	(314)	(314)

Shareholder’s equity per US GAAP	$1,964,209	$2,385,906

(i)	Push-down basis of accounting

The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition on October 23, 2000 by Québecor Media Inc. of the parent of each of the combined entities. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001 on the straight-line basis over 40 years.

- 25 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(i)	Push-down basis of accounting (continued)

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical combined financial statements of the Company to reflect Parent’s cost basis were:

(a)	The carrying values of fixed assets were increased by $114.6 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt and, further reduction in deferred charges were recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $40.3 million;

(d)	Future income taxes liability increased by $24.9 million; and

(e)	The $4,360.5 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited as contributed surplus.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Capitalization of hook-up costs, net of amortization

Under Canadian GAAP, the costs of reconnecting subscribers, which include material, direct labor, and certain overhead charges are capitalized and depreciated over a three-year or a four-year period on a straight-line basis. Under US GAAP, these costs are expensed as incurred.

(iv)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

- 26 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(v)	Subsidies on subscribers’ equipment

Under Canadian GAAP, the costs of subsidies granted to the subscribers on the equipment sold are capitalized and amortized over a three-year period on a straight-line basis. Under US GAAP, these costs are expensed as incurred.

(vi)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations.

(vii)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under US GAAP, measurement is based on enacted tax rates.

(viii)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets.

- 27 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(ix)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption other comprehensive income.

(x)	Operating income before the undernoted

US GAAP requires that depreciation and amortization and other items be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

(xi)	Combined Statements of Cash Flows

The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the combined statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

- 28 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(xii)	Recent accounting pronouncements

(a)	In Canada:

The CICA has also issued Section 1100 of the CICA Handbook, Generally Accepted Accounting principles. Section 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles and it describes both what constitutes as well as the sources of Canadian GAAP. This section also provides guidance on what sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. Section 1100 of the CICA Handbook will come into force on January 1, 2004. In accordance with common industry practices, equipment subsidies are currently deferred and amortized over a period of three years and customer reconnection costs are capitalized and amortized over three to four years. Industry practices will no longer qualify as being acceptable under Canadian GAAP. Under the new accounting principles, equipment subsidies will in the future be accounted for as revenues for the product of sales and cost of sales for the cost of equipment and recognized in earnings at the time of the sale and customer reconnection costs will be accounted for as operating expenses when incurred. As of September 30, 2003, the net book value of the deferred charges on equipment subsidies amounted to $43.6 million and the net book value of customer reconnection costs amounted to $11.5 million. For the three month and the nine-month periods ended September 30, 2002 and 2003, income before income taxes and non-controlling interest under Canadian GAAP would have been reduced by $5.4 million and $4.6 million and by $18.2 million and $10.6 million, respectively, if the new accounting principles had then been applied.

- 29 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(xii)	Recent accounting pronouncements (continued)

(b)	In the United States:

SFAS 150 accounting for certain financial instruments with characteristics of both liabilities and equities. The statement requires an issuer to classify certain freestanding financial instruments as liabilities such as:

-	A mandatorily redeemable financial instrument that embodies an unconditional obligation to redeem it by transferring assets at a specified date or upon an event that is certain to occur.

-	A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s own equity shares or is indexed to such an obligation.

-	A financial instrument that embodies an obligation that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

-	A fixed monetary amount known at inception

-	Variations in something other than the fair value of the issuer’s equity shares

-	Variations inversely related to changes in the fair value of the issuer’s equity shares

This statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

- 30 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(xiii)	Guaranteed debt

The combined information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 described in note 14 will be guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed combined financial information as at December 31, 2002 and September 30, 2003 and the three-month and nine-month periods ended September 30, 2002 and 2003 has been prepared in accordance with US GAAP. The information under the column headed “Combined Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Vidéotron Ltée”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are Vidéotron TVN Inc., Vidéotron (1998) Ltée and Le SuperClub Vidéotron Ltée and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Non Subsidiary Guarantors” are CF Cable TV Inc., Vidéotron (Régional) Ltée, Télé-Câble Charlevoix (1977) Inc. and Société d’Édition et de Transcodage T.E. Ltée.

- 31 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined balance sheet

As at December 31, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Assets

Fixed assets	$757,228	$120,453	$226,291	$—	$1,103,972
Goodwill	1,401,545	630,339	397,332	233,711	2,662,927
Deferred charges	23,763	502	3,274	(489)	27,050
Investments	505,595	—	878	(493,707)	12,766
Future income taxes	10,021	15,614	1,123	—	26,758
Cash and cash equivalents	14,710	47	1,124	—	15,881
Accounts receivable	64,965	6,254	782	—	72,001
Inventories and prepaid expenses	10,578	11,888	525	—	22,991
Amounts receivable from affiliated
companies	42,632	144,363	56,932	(145,278)	98,649

Total assets	$2,831,037	$929,460	$688,261	$(405,763)	$4,042,995

Liabilities

Long-term debt	$996,577	$71,642	$145,260	$(93,854)	$1,119,625
Retractable preferred shares	332,480	37,187	—	—	369,667
Redeemable preferred shares issued
by a subsidiary company	—	7,346	—	80,000	87,346
Issued and outstanding cheques	1,015	918	12	—	1,945
Accounts payable and accrued
liabilities	160,341	22,892	30,932	45	214,210
Amounts payable to a company under
common control	115,089	55,755	528	(144,545)	26,827
Deferred revenue and prepaid services	53,794	5,111	21,026	—	79,931
Future income taxes	141,502	2,210	36,707	(1,826)	178,593
Non-controlling interest in a subsidiary	—	—	10	632	642

	1,800,798	203,061	234,475	(159,548)	2,078,786

Shareholder’s Equity

Capital shares	1	93,471	235,025	(326,894)	1,603
Contributed surplus	3,203,881	640,094	659,660	(21,907)	4,481,728
Deficit	(2,173,643)	(7,166)	(440,585)	102,586	(2,518,808)
Other comprehensive income	—	—	(314)	—	(314)

	1,030,239	726,399	453,786	(246,215)	1,964,209

	$2,831,037	$929,460	$688,261	$(405,763)	$4,042,995

- 32 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Statement of Operations

For the three-month period ended September 30, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Revenues	$105,513	$51,697	$40,520	$(6,946)	$190,784

Direct cost	42,796	10,933	12,102	(666)	65,165

Operating and administrative expenses	45,480	19,497	14,619	(6,394)	73,202

Depreciation and amortization	20,661	8,465	4,390	(83)	33,433

Financial expenses	7,121	6,481	10,273	(101)	23,774

Income (loss) before the undernoted	(10,545)	6,321	(864)	298	(4,790)

Income taxes	67	(4)	(2,097)	90	(1,944)

	(10,612)	6,325	1,233	208	(2,846)

Share in the results of a company subject to significant influence	963	—	30	(993)	—

Non-controlling interest	—	—	(1)	5	4

Net (loss) income	$(9,649)	$6,325	$1,262	$(780)	$(2,842)

- 33 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Statement of Operations

For the nine-month period ended September 30, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Revenues	$324,525	$154,971	$124,621	$(21,213)	$582,904

Direct cost	121,283	43,421	36,408	(1,924)	199,188

Operating and administrative expenses	136,490	56,993	46,294	(19,272)	220,505

Depreciation and amortization	61,694	27,050	12,893	(245)	101,392

Financial expenses	38,168	4,749	8,297	(1,195)	50,019

Impairment of goodwill	1,558,480	—	377,520	—	1,936,000

Income (loss) before the undernoted	(1,591,590)	22,758	(356,791)	1,423	(1,924,200)

Income taxes	(8,333)	6,586	4,256	212	2,721

	(1,583,257)	16,172	(361,047)	1,211	(1,926,921)

Share in the results of a company subject to significant influence	1,204	—	104	(1,308)	—

Non-controlling interest	—	—	(89)	(56)	(145)

Net (loss) income	$(1,582,053)	$16,172	$(361,032)	$(153)	$(1,927,066)

- 34 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Statement of Cash Flows

For the three-month period ended September 30, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net (loss) income	$(9,649)	$6,325	$1,262	$(780)	$(2,842)
Items no involving cash:
Depreciation and amortization	21,196	9,543	4,227	(83)	34,883
Future income taxes	(269)	(852)	(2,210)	90	(3,241)
Write-off of goodwill	—	—	—	—	—
Gain on foreign denominated debt	—	—	5,368	190	5,558
Other	(1,648)	267	403	697	(281)
Changes in non-cash operating working capital	9,282	(14,314)	(5,535)	(181)	(10,748)

	18,912	969	3,515	(67)	23,329

Cash flows from investing activities:
Acquisition of fixed assets	(12,899)	(5,455)	(3,069)	—	(21,423)
Net change in deferred charges	29	—	(8)	67	88
Disposal of fixed assets	493	(34)	24	—	483
Acquisition of minority interest	—	—	—	—	—

	(12,377)	(5,489)	(3,053)	67	(20,852)

Cash flows from financing activities:
Repayment of long-term debt	(1,540)	—	(7)	—	(1,547)
Issuance of shares by a subsidiary	—	—	(6,820)	—	(6,820)
Proceeds on disposal of a preferred share issued by an affiliated company	—	—	6,820	—	6,820

	(1,540)	—	(7)	—	(1,547)

Increase (decrease) in cash	4,995	(4,520)	455	—	930

Cash and cash equivalents, beginning of period	55,934	4,162	(45)	—	60,051

Cash and cash equivalents, end of period	$60,929	$(358)	$410	$—	$60,981

- 35 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Statement of Cash Flows

For the nine-month period ended September 30, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net (loss) income	$(1,582,053)	$16,172	$(361,032)	$(153)	$(1,927,066)
Items no involving cash:
Depreciation and amortization	63,556	31,140	12,863	(245)	107,314
Future income taxes	(9,340)	4,268	3,564	212	(1,296)
Write-off of goodwill	1,558,480	—	377,520	—	1,936,000
Gain on foreign denominated debt	—	—	(902)	(514)	(1,416)
Other	(2,764)	823	1,166	683	(92)
Changes in non-cash operating working capital	25,452	(28,361)	(26,272)	(174)	(29,355)

	53,331	24,042	6,907	(191)	84,089

Cash flows from investing activities:
Acquisition of fixed assets	(38,156)	(24,768)	(9,988)	—	(72,912)
Net change in deferred charges	(191)	(22)	—	191	(22)
Disposal of fixed assets	774	9,535	209	—	10,518
Acquisition of minority interest	—	—	(800)	—	(800)

	(37,573)	(15,255)	(10,579)	191	(63,216)

Cash flows from financing activities:
Repayment of long-term debt	(25,868)	—	(3,404)	—	(29,272)
Issuance of shares by a subsidiary	—	80,000	—	—	80,000
Proceeds on disposal of a preferred share issued by an affiliated company	—	—	6,820	—	6,820
Advance made to a company under common control	—	(86,820)	—	—	(86,820)
Other	—	—	(32)	—	(32)

	(25,868)	(6,820)	3,384	—	(29,304)

Increase (decrease) in cash	(10,110)	1,967	(288)	—	(8,431)

Cash and cash equivalents, beginning of period	71,039	(2,325)	698	—	69,412

Cash and cash equivalents, end of period	$60,929	$(358)	$410	$—	$60,981

- 36 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined balance sheet

As at September 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Assets

Fixed assets	$738,878	$85,968	$222,336	$—	$1,047,182
Goodwill	1,399,532	631,239	396,843	233,711	2,661,325
Deferred charges	10,018	406	3,457	(359)	13,522
Investments	505,361	—	1,598	(494,193)	12,766
Future income taxes	18,893	—	—	—	18,893
Cash and cash equivalents	12	53	751	—	816
Accounts receivable	64,807	5,939	895	—	71,641
Inventories and prepaid expenses	12,423	15,516	756	—	28,695
Income taxes receivable	—	—	116	—	116
Amounts receivable from affiliated companies	7,555	125,659	78,577	(189,111)	22,680

Total assets	$2,757,479	$864,780	$705,329	$(449,952)	$3,877,636

Liabilities

Long-term debt	$929,796	$71,441	$128,021	$(95,150)	$1,034,108
Issued and outstanding cheques	4,174	2,756	(62)	—	6,868
Accounts payable and accrued liabilities	101,788	21,734	29,016	12	152,550
Income taxes payable	523	2,556	(603)	—	2,476
Amounts payable to a company under common control	188,039	9,958	1,132	(189,078)	10,051
Deferred revenue and prepaid services	51,478	18,572	20,156	—	90,206
Future income taxes	138,074	7,541	45,026	(1,424)	189,217
Non-controlling interest in a subsidiary	—	—	10	613	623

	1,413,872	134,558	222,696	(285,027)	1,486,099

Retractable preferred shares	—	5,631	—	—	5,631

Shareholder’s Equity

Capital shares	31,311	45,027	235,025	(246,894)	64,469
Contributed surplus	3,503,712	640,094	660,999	(21,907)	4,782,898
Deficit	(2,191,416)	39,470	(413,077)	103,876	(2,461,147)
Other comprehensive income	—	—	(314)	—	(314)

	1,343,607	724,591	482,633	(164,925)	2,385,906

	$2,757,479	$864,780	$705,329	$(449,952)	$3,877,636

- 37 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Statement of Operations

For the three-month period ended September 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Revenues	$105,543	$62,977	$39,847	$(6,065)	$202,302

Direct cost	44,222	9,653	11,745	(423)	65,197

Operating and administrative expenses	37,070	25,105	14,318	(5,639)	70,854

Depreciation and amortization	21,408	4,736	4,527	(74)	30,597

Financial expenses	14,534	(1,357)	2,365	(278)	15,264

Income (loss) before the undernoted	(11,691)	24,840	6,892	349	20,390

Income taxes	(3,856)	7,513	2,526	—	6,183

	(7,835)	17,327	4,366	349	14,207

Share in the results of a company subject to significant influence	135	—	47	(182)	—

Non-controlling interest	—	—	—	(27)	(27)

Net (loss) income	$(7,700)	$17,327	$4,413	$140	$14,180

- 38 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Statement of Operations

For the nine-month period ended September 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Revenues	$315,397	$179,305	$119,853	$(18,778)	$595,777

Direct cost	120,585	28,434	35,833	(1,412)	183,440

Operating and administrative expenses	113,587	72,172	44,109	(17,259)	212,609

Depreciation and amortization	61,776	20,300	13,257	(237)	95,096

Financial expenses	48,744	(11,649)	(11,271)	(1,498)	24,326

Income (loss) before the undernoted	(29,295)	70,048	37,925	1,628	80,306

Income taxes	(11,304)	23,412	10,491	—	22,599

	(17,991)	46,636	27,434	1,628	57,707

Share in the results of a company subject to significant influence	218	—	74	(292)	—

Non-controlling interest	—	—	—	(46)	(46)

Net (loss) income	$(17,773)	$46,636	$27,508	$1,290	$57,661

- 39 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Statement of Cash Flows

For the three-month period ended September 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net (loss) income	$(7,700)	$17,327	$4,413	$140	$14,180
Items no involving cash:
Depreciation and amortization	22,053	7,038	4,527	(74)	33,544
Future income taxes	(4,185)	6,685	2,285	—	4,785
Gain on foreign denominated debt	—	—	182	13	195
Other	(2,475)	74	248	(146)	(2,299)
Changes in non-cash operating working capital	20,831	(39,951)	(7,785)	71	(26,834)

	28,524	(8,827)	3,870	4	23,571

Cash flows from investing activities:
Acquisition of fixed assets	(13,586)	(1,756)	(3,327)	—	(18,669)
Net change in deferred charges	3	(45)	—	(4)	(46)
Disposals of fixed assets	—	9,344	—	—	9,344
Acquisition of internet subscribers	900	(900)	—	—	—
Other	249	—	87	(336)	—

	(12,434)	6,643	(3,240)	(340)	(9,371)

Cash flows from financing activities:
Repayment of long-term debt	(29,341)	—	(10)	—	(29,351)
Increase in long-term debt	20,000	—	—	—	20,000
Other	(156)	—	(400)	336	(220)

	(9,497)	—	(410)	336	(9,571)

Increase (decrease) in cash	6,593	(2,184)	220	—	4,629

Cash and cash equivalents, beginning of period	(10,755)	(519)	593	—	(10,681)

Cash and cash equivalents, end of period	$(4,162)	$(2,703)	$813	$—	$(6,052)

- 40 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

12.	Material differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Combined Statement of Cash Flows

For the nine-month period ended September 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Combined

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net (loss) income	$(17,773)	$46,636	$27,508	$1,290	$57,661
Items no involving cash:
Depreciation and amortization	65,386	24,837	12,953	(237)	102,939
Future income taxes	(12,297)	20,944	9,840	—	18,487
Gain on foreign denominated debt	—	—	(17,214)	(624)	(17,838)
Other	(2,377)	343	1,268	(536)	(1,302)
Changes in non-cash operating working capital	22,247	(102,853)	(25,132)	—	(105,738)

	55,186	(10,093)	9,223	(107)	54,209

Cash flows from investing activities:
Acquisition of fixed assets	(41,320)	(4,585)	(9,184)	—	(55,089)
Net change in deferred charges	(107)	(60)	—	107	(60)
Disposals of fixed assets	73	13,805	—	—	13,878
Acquisition of internet subscribers	—	(900)	—	—	(900)
Other	249	—	87	(336)	—

	(41,105)	8,260	(9,097)	(229)	(42,171)

Cash flows from financing activities:
Repayment of long-term debt	(253,242)	—	(25)	—	(253,267)
Increase in long-term debt	85,000	—	—	—	85,000
Recouponing fees on currency swap	(13,539)	—	—	—	(13,539)
Increase in long-term intercompany loan from parent company	150,000	—	—	—	150,000
Other	(156)	—	(400)	336	(220)

	(31,937)	—	(425)	336	(32,026)

Increase (decrease) in cash	(17,856)	(1,833)	(299)	—	(19,988)

Cash and cash equivalents, beginning of period	13,694	(870)	1,112	—	13,936

Cash and cash equivalents, end of period	$(4,162)	$(2,703)	$813	$—	$(6,052)

- 41 -

VIDÉOTRON LTÉE Notes to Interim Combined Financial Statements, Continued (Unaudited) As at September 30, 2003

13.	Contingencies:

In 1999, the purchaser of a business sold by the Company initiated an arbitration by which it claims an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée. They contend that Vidéotron Ltée did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Vidéotron Ltée’s management believes that this action is not justified and intends to defend its case before the Court.

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at September 30, 2003 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its operating results or financial position.

14.	Subsequent event:

On October 1, 2003, the Company filed articles of amendment that, inter alia, removed the provisions limiting the number of the Company’s shareholders to 50 and prohibiting any distribution to the public of the Company’s securities. On October 7, 2003, the Company acquired from its parent company all the outstanding shares of Le SuperClub Vidéotron Ltée, and Vidéotron TVN inc. in exchange of 354,813 common shares of the Company. On October 8, 2003, the Company completed an offering of US$335 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014. Concurrently with this offering, the Company amended its credit facilities such that they consist of a five-year revolving credit facility of $100 million and a five-year Term loan C of $368.1 million. The net proceeds from this offering was used to repay borrowings under the Company’s existing credit facility and for general corporate purposes. Also on October 8, 2003, the Company amended the $150 million subordinated loan from its parent company such that interest payable thereunder is payable in cash at the Company’s option throughout the term of the loan. This refinancing caused the Company to record, in October 2003, a charge of $17,1 million related to the old financing.

- 42 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

(s) Claudine Tremblay
———————————————
By:   Claudine Tremblay
         Assistant Secretary

Date: November 28, 2003